Exhibit 99.3

Press Release

For immediate release

CBL INTERNATIONAL LIMITED

(Incorporated in Cayman Islands with limited liabilities)

(NASDAQ: BANL)

CBL International Limited Announces 1H 2024 Interim Financial Results Highlighted by 44% Revenue Growth

Kuala Lumpur, September 12, 2024 (GLOBE NEWSWIRE) — CBL International Limited (NASDAQ: BANL) (the “Company” or “CBL”), the listing vehicle of Banle Group (“Banle” or “the Group”), a leading marine fuel logistic company in the Asia-Pacific region, today announced its unaudited financial results for the six months ended June 30, 2024.

Financial Highlights:

●	Revenue: Consolidated revenue for 1H 2024 increased by 44.4% to approximately $277.23 million, compared to $191.96 million in the same period in 2023. This significant growth was driven by a 39.4% year-over-year increase in sales volume, attributed to the expansion of the Company’s global supply network and higher marine fuel demand due to geopolitical factors.
●	Gross Profit: Gross profit for the period was approximately $2.72 million, a decrease of 32.2% compared to $4.01 million for 1H 2023. This decline was primarily driven by the reduction in premium sold to customers and led to lower gross profit per ton, which was partially offset by an increase in volume sold.
●	Operating Expenses: Operating expenses rose by 64.0% to approximately $4.12 million, up from $2.51 million in 1H 2023. This increase was attributed to higher selling and distribution expenses related to our sales growth, strategic expansion in the Company’s supply network to new geographic areas, and the development of our biofuel operations.
●	Net Income: The company reported a net loss of approximately $1.62 million, compared to a net income of $1.15 million in 1H 2023. The loss was driven by lower gross margin and higher operating costs.
●	Cash Flow: Net cash provided by operating activities was approximately $2.30 million, a significant improvement from a cash outflow of $7.24 million in 1H 2023, reflecting better management of working capital.
●	Cash position: As of June 30, 2024, Banle’s consolidated cash balance increased by approximately $2.29 million, or 30.9%, to $9.69 million, compared to $7.40 million as of December 31, 2023. This increase was primarily driven by improved working capital management. The Company also reported a significant increase in accounts receivable and accounts payable balances, reflecting the growth in its sales activities.

Operational Highlights:

●	Global Network Expansion: As of June 30, 2024, Banle expanded its global service network from 36 ports at our IPO in March 2023 to over 60 ports across Asia, Europe and Africa. This strategic expansion has enabled the Company to secure new bunkering business opportunities, particularly in European markets where environmental regulations are increasingly stringent. The opening of the Company’s new office in Ireland in late 2023 has bolstered our market coverage and enhanced local sourcing capabilities. Notably, the Company completed inaugural bunkering services through a local physical supplier in Mauritius in May 2024, further strengthening our market presence.
●	Biofuel Initiatives: Banle continued its commitment to sustainability by expanding its B24 biofuel operations, obtaining ISCC EU and ISCC Plus certifications in 2023. The Company successfully commenced biofuel bunkering services through local physical suppliers in Hong Kong, South China region, and Malaysia, positioning itself as a pioneer in sustainable fuel solutions. The B24 biofuel blend, which includes 24% UCOME (used cooking oil methyl ester), offers a 20% reduction in greenhouse gas emissions compared to conventional marine fuels, aligning with global decarbonization efforts.
●	Response to Macroeconomic Environment: The global economy has shown signs of moderate growth in 2024, with emerging markets, particularly in Asia, driving this recovery. However, the shipping industry continues to face challenges such as fluctuating freight rates, port congestion, and disruptions in major trade routes due to the ongoing Red Sea Crisis. Banle has proactively adapted to these conditions, coordinating increased fuel supplies in Asian ports to meet heightened demand, ensuring that our customers’ needs are met despite logistical challenges.

Management Commentary:

“We are pleased with the robust growth in our revenue and sales volume during the first half of 2024, despite the challenging market conditions. Our strategic initiatives, including the expansion of our service network and our focus on sustainable fuel solutions, have positioned us well to navigate these challenges and capitalize on emerging opportunities,” said Teck Lim Chia, Chairman & CEO of Banle Group. “While the current market environment has pressured our margins, we remain confident in our long-term strategy and our ability to deliver value to our shareholders.”

Outlook:

Looking ahead, Banle remains focused on expanding its market presence, particularly in the biofuel sector, and continuing to enhance its global supply network. The Company is committed to driving operational efficiency and delivering sustainable growth in the face of ongoing macroeconomic challenges.

Webcast Details

CBL International Limited (Nasdaq: BANL) cordially invites you to participate in a webcast to discuss its financial results for the six months ended June 30, 2024.

Event:	2024 Interim Results Webcast
Date and Time:	10:00 am – 11:00 am HKT on 13 September 2024 (Friday)
10:00 pm – 11:00 pm EST on 12 September 2024 (Thursday)
Access:	The webcast can be accessed live through the website or by scanning the QR code provided below.

Webcast Link:

https://webcast.roadshowchina.cn/SHMrSGhud1hrRTZTNmRkZ0dMb09Hdz09

QR Code:

About the Banle Group

CBL International Limited (Nasdaq: BANL) is the listing vehicle of Banle Group, a reputable marine fuel logistic company based in the Asia Pacific region that was established in 2015. We are committed to providing customers with one-stop solution for vessel refueling, which is referred to as bunkering facilitator in the bunkering industry. We facilitate vessel refueling mainly through local physical suppliers in over 60 major ports covering Belgium, China, Hong Kong, India, Japan, Korea, Malaysia, Mauritius, Panama, the Philippines, Singapore, Taiwan, Thailand, Turkey and Vietnam, as of August 28, 2024. The Group actively promotes the use of sustainable fuels and is awarded with the ISCC EU and ISCC Plus certifications.

For more information about our company, please visit our website at: https://www.banle-intl.com.

Forward-Looking Statements

Certain statements in this announcement are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” “should,” “would,” “plan,” “future,” “outlook,” “potential,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. They involve known and unknown risks and uncertainties and are based on various assumptions, whether or not identified in this press release and on current expectations of BANL’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BANL. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, markets, financial, political and legal conditions, geopolitical disruptions and other events that result in material changes in fuel prices. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

CBL International Limited

Email: investors@banle-intl.com

Strategic Financial Relations Limited

Shelly Cheng	Tel: (852) 2864 4857
Iris Au Yeung	Tel: (852) 2114 4913

Email: sprg_cbl@sprg.com.hk